Exhibit 99.1

NewsRelease

TC Energy announces US$0.4 billion Elwood Power/ANR Horsepower
Replacement Project

Calgary, Alberta - July 30, 2020 - News Release - TC Energy Corporation (TSX, NYSE: TRP) (TC Energy) announced today that it will proceed with the Elwood Power/ANR Horsepower Replacement Project that will replace, upgrade and modernize certain facilities along a highly utilized section of its ANR Pipeline Company (ANR) natural gas transmission system. Under a long-term agreement, ANR would provide up to 125,000 Dth/d of firm transportation service to an existing power plant.

“The facilities are designed to enhance the safety and reliability of our ANR pipeline system while reducing emissions,” said Russ Girling, TC Energy President and Chief Executive Officer. “This investment will serve to reinforce a key portion of our ANR pipeline network in the Midwest allowing us to maximize its capacity to support increased power generation, and highlights the opportunities for organic growth along our existing right-of-way.”

The facilities work includes compression and ancillary upgrades as well as other modifications along ANR’s existing infrastructure. The project is targeted to be brought in service in the second half of 2022 with an estimated cost of US$0.4 billion.

About TC Energy
We are a vital part of everyday life - delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens - we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our more than 7,300 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov .

Media Inquiries:
Carol Wirth / Matt Zborowski
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
David Moneta / Hunter Mau
403-920-7911 or 800-361-6522